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                           CERTIFICATE OF AMENDMENT
                                    OF THE
                     RESTATED CERTIFICATE OF INCORPORATION
                                      OF
                                BEC GROUP, INC.

              (Under Section 242 of the General Corporation Law)


It is hereby certified that:

                  FIRST: The name of the corporation is BEC Group, Inc. (the "Corporation").

                  SECOND: The Restated Certificate of Incorporation of the Corporation is hereby amended by striking out Article First thereof and by substituting in lieu of said Article First the following new Article First:

         "The name of the Corporation (hereinafter referred to as the "Corporation") is:

                           LUMEN TECHNOLOGIES, INC."

                  THIRD: The Restated Certificate of Incorporation of the Corporation is hereby further amended by striking out Article Fourth thereof and by substituting in lieu of said Article Fourth the following new Article
Fourth:

                           "The total number of shares of stock which the Corporation shall have authority to issue is 50,000,000 shares of common stock, having a par value of $.01 per share and 500,000 shares of preferred stock having a par value of $1.00 per share. There is hereby expressly vested in the Board of Directors the authority to fix in the resolution or resolutions providing for the issue of each series of such preferred stock, the voting power and the designations, preferences and relative, participating, operational or other rights of each such series, and the qualifications, limitations or restrictions thereof. Shares of preferred stock may be issued from time to time in one or more series as may from time to time be determined by the Board of Directors, each such series to be distinctly designated.

                           At the Effective Time (as hereinafter defined) this Certificate of Amendment, each two shares of common stock, par value $.01 per share, issued and outstanding immediately prior to the Effective Time (the "Old Common Stock") shall automatically be reclassified and continued, without any action on the part of the holder thereof, as one share of common stock, par value $.01 per share (the "New Common Stock") and, in lieu of any interest of a fraction of a share of New



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                           Common Stock, each holder whose aggregate holdings
                           of Old Common Stock prior to the Effective Time amounted to a number of shares not evenly divisible by two, shall be entitled to receive for and in lieu of such interest in such fraction of Old Common Stock ("Share"), at the Effective Time, and upon the surrender of the stock certificates formerly representing shares of Old Common Stock, an amount in cash equal to the closing price on The New York Stock Exchange for a share of Old Common Stock on the trading day prior to the Effective Time multiplied by one."

                  FOURTH: The foregoing amendments of the Restated Certificates of Incorporation of the Corporation herein certified have been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

                  FIFTH: The effective time (the "Effective Time") of this Certificate of Amendment of the Restated Certificate of Incorporation shall be 4:30 p.m. Delaware local time on March 11, 1998.

                  IN WITNESS WHEREOF, this document has been executed by Martin
E. Franklin, its Chairman of the Board and Chief Executive Officer, on the date set forth below.


Date: March 11, 1998


                                            /s/ Martin E. Franklin
                                            ----------------------------------
                                            Martin E. Franklin
                                            Chairman of the Board and
                                              Chief Executive Officer of
                                              BEC Group, Inc.